Aberdeen Funds
1735 Market Street, 32nd Floor
Philadelphia, PA 19103

August 3, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Mr. Vincent DiStefano

Re: Aberdeen Funds
      File Nos. 811-22132 and 333-146680

Dear Mr. DiStefano:

     On behalf of Aberdeen Funds (the “Registrant”) and the Aberdeen Emerging Markets Institutional Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on July 13, 2009, with regard to Post-Effective Amendment No. 13 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 1, 2009, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

     Below we have provided the text at issue, your comment and the Registrant’s response. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1. Text: Prospectus: Section 1 Fund Summary and Performance: Objective The Fund’s objective states: “The Emerging Markets Institutional Fund seeks long-term capital appreciation by investing primarily in stocks of emerging market country issuers.”

Comment: The Fund’s objective states that the Fund invests primarily in stocks. However, since the “Principal Strategies” section states that the Fund will invest “primarily in common stocks, but may also invest in other types of equity securities,” determine whether the objective should be changed to state “common stocks” or “equity securities” instead of “stocks.”

Response: The Fund’s objective has been changed to: “The Emerging Markets Institutional Fund seeks long-term capital appreciation by investing primarily in equity securities of emerging market country issuers.”

2. Text: Prospectus: Section 1 Fund Summary and Performance: Principal Strategies (third bullet point): “Are organized under the laws of, and have a principal office in, an emerging market country.”

Comment: Quoted disclosure above should be changed to state “Are organized under the laws of, and have their principal office in, an emerging market country.”

Response: The requested change has been made.

3. Text: Prospectus: Section 1 Fund Summary and Performance: Principal Risks.

Comment: Add disclosure for risks of fair value pricing.

Response: The following disclosure has been added as a principal risk in the Prospectus under Section 1 Fund Summary and Performance: Principal Risks immediately below “Valuation Risk”:

Fair Value Pricing Risk. When fair value pricing is used, the values used by the Fund to price securities may be higher or lower than the quoted or published prices for the same securities on their primary markets or exchanges. This means that prices used by the Fund to value a security may be different from the prices used by other investment companies or investors to price the same security. Valuing securities at fair value involves greater reliance on judgment than valuing securities that have readily available market quotations. There can be no assurance that the Fund could obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the Fund determines its net asset value per share. As a result, the sale or redemption by the Fund of its shares at net asset value, at a time when a holding or holdings are valued at fair value, may have the effect of diluting or increasing the economic interest of existing shareholders.

4. Text: Prospectus: Section 1 Fund Summary and Performance: Principal Risks.

Comment: If the Fund’s portfolio turnover rate is expected to be high (over 100%), add risk disclosure concerning high portfolio turnover rate.

Response: It is not anticipated that the Fund’s portfolio turnover rate will exceed 100%. Therefore, the risk disclosure has not been added.

5. Text: Prospectus: Section 1 Fund Summary and Performance: Fees and Expenses-Annual Fund operating expenses.

Comment: If the Fund invests in other investment companies to the extent that the fees and expenses incurred indirectly by the Fund would exceed 0.01%, add “Acquired Funds Fees and Expenses” subcaption in the expense table.

Response: It is not anticipated that the Fund will invest in other investment companies to the extent that the fees and expenses incurred indirectly by the Fund will exceed 0.01%. Therefore, the subcaption has not been added.

6. Text: Prospectus: Section 3 Fund Management: Management Fees: “On all assets” disclosure in chart on page 9.

Comment: Clarify in the disclosure what “all” means (e.g., gross or net).

Response: The Fund’s investment advisory agreement provides that the management fee is based upon the Fund’s average daily net assets. Accordingly, the second sentence and the chart in the Prospectus under the heading Section 3 Fund Management: Management Fees has been revised as follows:

The total annual advisory fees the Fund pays the Adviser are as follows:

Fund Assets	Management Fee
Average Daily Net Assets	0.90%

7. Text: Prospectus: Section 3 Fund Management: Historical Performance Data of the Subadvisers.

Comment: Disclose in your response to the staff comments what the Global Investment Performance Standards (GIPS) are. Include a copy of the verification report as an exhibit to the registration statement amendment.

Response: The GIPS standards are a set of standardized, industry-wide ethical principles that provide investment firms with guidance on how to calculate and report their investment results to prospective clients. The CFA Institute created and administers the GIPS standards.

The Registrant respectfully declines your comment to file the verification report as an exhibit to the registration statement.

8. Text: Prospectus: Section 4 Investing with Aberdeen Funds: Buying Shares. Disclosure states: “The Emerging Markets Institutional Fund offers Institutional Class shares which may be purchased on any business day at their net asset value (“NAV”) next determined after receipt of an order in good form.”

Comment: Add disclosure to explain what “in good form” means.

Response: The following disclosure has been added in the Prospectus as the last sentence of the first paragraph under the heading Section 4 Investing with Aberdeen Funds: Buying Shares:

An order is in “good form” if the Fund’s transfer agent has all of the information and documentation it deems necessary to effect your order.

9. Text: Prospectus: Section 4 Investing with Aberdeen Funds: Fair Value Pricing.

Comment: Clarify in the disclosure whether fair valuation procedures have been approved by the Board, and whether the Board of Trustees delegates fair value pricing to officers or employees of the Fund’s investment adviser. Also disclose the effects of fair value pricing.

Response: Fair Valuation Procedures Approved by the Board of Trustees. The third sentence of the first paragraph in the Prospectus under the heading Section 4 Investing with Aberdeen Funds: Fair Value Pricing has been revised as follows to clarify that the Fund’s fair valuation procedures have been approved by the Board:

Where such market quotations are either unavailable or are deemed by the Adviser to be unreliable, a Pricing Committee, consisting of officers of the Trust and employees of the Adviser, determines a manual “fair valuation” in accordance with the Fund’s fair valuation procedures that have been approved by the Board of Trustees.

Delegation of Fair Value Pricing to officers or employees of the Fund’s investment adviser. The above disclosure makes clear that the Board of Trustees delegates fair value pricing to officers and employees of the Fund’s investment adviser, as members of the Pricing Committee. No further changes to the disclosure are contemplated.

Effects of Fair Value Pricing. The following disclosure has been added in the Prospectus as the penultimate paragraph under the heading Section 4 Investing with Aberdeen Funds: Fair Value Pricing:

One effect of using an independent pricing service and fair valuation may be to reduce arbitrage market timing opportunities presented by the pricing of Fund shares. However, it involves the risk that the values used by the Fund to price its securities may be higher or lower than the quoted or published prices for the same securities on their primary markets or exchanges and those used by other investment companies and investors.

     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Please do not hesitate to contact Kenneth L. Greenberg at (215) 564-8149 or Gino E. Malaspina at (215) 564-8080, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Lucia Sitar
Lucia Sitar, Esq.
Assistant Secretary
Aberdeen Funds